# U.S. Mutual Financial Corporation

# 2003

P.E.
12/31/03

# Annual Report

AR/S

# U.S. Mutual Financial Corporation

**3220 Coolidge**
**Berkley, Michigan 48072**

April 30, 2004

To our Shareholders:

We are pleased to be able to communicate with you again after so many years. This letter and the enclosed materials will update you on the status of U.S. Mutual Financial Corporation and our intentions to rebuild the Company moving forward.

For many years the Company lacked the liquidity to file its financial statements and other information as required under the Securities and Exchange Act and Securities and Exchange Commission ('SEC') rules and regulations. The Company's last remaining significant asset was undeveloped land which proved to be unmarketable at a price that the Board of Directors deemed adequate, especially given the off-site infrastructure improvements that were in planning stages by state and local governmental agencies. As time elapsed, various off-site infrastructure improvements were put in place and the land became marketable at prices the Board envisioned. The land was sold in stages over the last several years, with the final parcel sold in June 2003. After paying closing costs and the remaining liabilities, the Company realized approximately $1,570,500 from the sale of the last parcel, consisting of approximately $1,120,000 in cash and a $450,500 participation in a two-year promissory note (second mortgage) secured by the land sold and adjacent parcels which total a 177 acre assembled development site.

After this sale, the Company began preparations to bring current the Company's tax returns, purchase the effective controlling block of founding shareholders, and file current financial statements with the SEC to bring the Company into compliance. This included retaining appropriate accountants, auditors and legal counsel. In December 2003, the Company filed all delinquent state and federal tax returns and, due to the carryover of net operating losses from prior years, the Company does not anticipate any tax liabilities.

**LYRE Share Purchase**

In December 2003, an investment group led by Clifton S. Crockatt formed LYRE, LLC. Stephen Lange Ranzini and certain other investors became members of LYRE, which then bought all of the shares of the Company's common stock owned by John E. Quinlan, Jr. and members of his family. These totaled 801,849 shares, or approximately 17.7%, of the Company's common stock. LYRE, LLC acquired the shares of common stock with the intention of participating in the recapitalization and rebuilding of the Company.

Stephen Lange Ranzini was appointed to fill the vacancy created by John E. Quinlan, Jr.'s resignation from the Board of Directors in December 2003 and was then elected Chairman by the Board of Directors. As a result, the Company's Board of Directors currently consists of Chairman Stephen Lange Ranzini, Company President and Chief Executive Officer Clifton S. Crockatt, and independent director Richard J. Guziatek.

**Financial Filings**

In March 2004, the Company filed its Form 10-KSB for the year ended December 31, 2003, which includes audited financial statements for 2002 and 2003, with the SEC. The Company also recently filed quarterly reports on Form 10-QSB for fiscal 2003 with the SEC. The Company does not intend to prepare or file any other prior reports due to the lack of relevancy to the Company's current financial condition and the prohibitive costs of doing so.

**Strategic Direction**

The Board has established a course of action to attempt to rebuild the Company. The Company is actively seeking investment opportunities and operating companies that the Company can acquire and operate. The Company plans to use the proceeds from the sale of the real estate, issuance of additional shares of its common stock, debt, or combinations thereof to make such investments and acquisitions. The Company is seeking investment opportunities that management believes have a higher return potential. These may include investments in start up companies, public and private operating companies that management believes are undervalued, and distressed companies or asset portfolios.

**Recent Investments and Acquisitions**

***i2 Telecom Investment***

In December 2003, the Company purchased $65,000 of 6% Convertible Senior Notes issued by i2 Telecom International, Inc. The notes were exchanged for 650 shares of preferred stock, which are convertible into 143,992 shares of i2 Telecom common stock. As a result of a "reverse merger" transaction with a public shell corporation, the common stock of i2 Telecom now trades on the OTC Bulletin Board under the symbol "ITUI."

***Loop Process Systems, Inc. Investment***

In January 2004, the Company acquired 25% of the outstanding stock of Loop Process Systems, Inc. ("Loop"), a company incorporated in Ontario, Canada. The Company committed $250,000 as a component of project funding for a pre-commercialization demonstration trial of Loop's proprietary technology with Dofasco, the largest steel producer in Canada. Loop is an environmental technology company that possesses technologies that address the recycling needs of steel producing, primary metals, secondary metals, and minerals industries. Specifically, Loop has developed proprietary briquetting (or binder) technologies that allow the economical re-use of waste by-products in both the ferrous and nonferrous metals processing industries. The initial application, and the focus of the Dofasco trials, concerns a classified hazardous waste by-product of steel mills utilizing electric arc furnace, or "EAF," baghouse dust, which currently costs $150 to $200 per ton to dispose of. The North American Steel industry generates over 900,000 tons of EAF dust each year, with a similar amount generated in the balance of the global steel market. Loop's technology creates re-useable briquettes from the EAF dust that are re-introduced in the steel melt process, thereby reducing waste disposal costs and reclaiming the residual metal content in the dust. The Company believes that Dofasco (www.dofasco.ca) will enter into a long term contract with Loop to reclaim these and other waste by-products if the 2004 trials are successful.

***Michigan BIDCO and West Pier Corporation Acquisitions***

The Company currently is finalizing the acquisition of 100% of the stock of West Pier Corporation and Michigan BIDCO, Inc., companies of which Stephen Lange Ranzini and certain of Mr. Ranzini's affiliates are the controlling shareholders. The acquisition documents are escrowed pending approval of the acquisition of Michigan BIDCO, a regulated financial institution, by the State of Michigan. Michigan BIDCO, Inc. is licensed as a business and industrial development company under the laws of the State of Michigan. Both companies are characterized as operationally inactive with the exception of certain developmental software, as described below (the "Developmental Software"). The Company's strategic rationale for purchasing these companies is to (1) increase the size of the Company's assets and equity, (2) obtain rights to the Developmental Software, and (3) position the Company for future earnings potential from the Developmental Software and a potential resumption of the lending/investing activities in which Michigan BIDCO historically has engaged.

The Company issued 2,240,000 shares of its common stock and promissory notes totaling approximately $1,630,000 to acquire these companies. The acquired companies are initially valued at approximately $1.76 million under the terms of the agreements. The purchase price, however, is subject to reduction to the extent that (1) the values of certain of the assets that are required to be liquidated are lower than their acquisition values, and (2) the values of any of the liabilities are greater than their acquisition values. An aggregate of approximately $1,030,000 of the purchase price will be payable under 10-year promissory notes that will bear interest at 7.5% per annum. Payments and accrual of interest on these notes, however, will be deferred until revenues are received on the Developmental Software. The remainder of the purchase price will be payable under a $600,000 promissory note that bears interest at 7.5% per annum, matures on December 31, 2004, and is secured by the purchased assets and the Company's interests in i2 Telecom and Loop Process Systems.

The Developmental Software provides a method to develop a bank-centric network hub (BNH) for Internet payments and interoperability with existing legacy payment systems. The BNH is designed to provide the connectivity backbone, security and authentication technology, and neutral third party interoperability between bank and non-bank payment systems for email spam blocking, logistics, and supply-chain coordination. The "efficiency" of the software, which allows the completion of a "payment cycle" within seconds across multivariate platforms (credit cards, debit cards, prepayment cards, etc.), will allow banks to profitably process very small money transactions (micro payments, for example less than $1.00, or even less than $0.01) for the first time. By comparison, using current technology there is no secure way for merchants to cost-effectively sell digital content at price points of under $10. This micro payment gap is preventing the development of an incalculably large market for Internet based digital content. Having the ability to cost-effectively process micropayments of one cent or less will enable a cost-efficient means of eliminating the email spam problem, which is the initial target market for the technology.

Three patents have been filed in connection with the Developmental Software, two of which have joint ownership with independent third parties. Collectively, the Company will own a majority interest in the Developmental Software. The Company believes that it will require approximately $25 million of additional capital to fully develop the Developmental Software over the next two years. The Company may obtain this capital in the form of cash, contribution of services and equipment from targeted users of the software, or both.

**The Future**

We are pleased that we have been able to initially re-position the Company for investment and growth. And we are pleased to again begin to reach out to our shareholders. We have a lot of work to do and we have begun to do that. For example, we are in the process of addressing various administrative matters, including the accuracy of our shareholder list. We have a new stock transfer agent with both telephone and online services that will efficiently meet any needs of changing your shareholder information or transferring certificates. In April 2004, we engaged a 'market maker' for the Company's stock in order to begin to increase the market 'liquidity' of your investment. We also agreed, as a corporate policy, to insert web page addresses of the companies we do business with in our communications with you so you can 'see for yourself'. During this year, we also plan to develop our own web page to provide easy access to our financial information and press releases. We pledge straightforward, open communication with our shareholders about all aspects of our business.

We look forward to the excitement and challenges that await us as we lead the Company forward in the coming months and years.

Sincerely yours,

Stephen Lange Ranzini
Chairman of the Board

Clifton S. Crockett
President and Chief Executive Officer

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**

**WASHINGTON, D.C. 20549**

**FORM 10-KSB**

**Annual Report Pursuant to Section 13 or 15 (d)**
**of the Securities Exchange Act of 1934**

**For the fiscal year ended December 31, 2003**
**Commission file number 0-12123**

**U.S. MUTUAL FINANCIAL CORPORATION**
(Exact name of Small Business Issuer in its Charter)

| | |
|---|---|
| Michigan | 38-2459626 |
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification Number) |
| 3220 Coolidge, Berkley, Michigan | 48072 |
| (Address of Principal Executive Offices) | (Zip Code) |

Telephone Number, Including Area Code: (248) 542-6111

Securities registered under to Section 12 (b) of the Exchange Act: None

Securities registered under Section 12 (g) of the Exchange Act: Common Stock, $1.00 par value
(Title of class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ________ No __X__

Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

The registrant's revenue for the fiscal year ended December 31, 2003 was $1,103,794

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of December 31, 2003 was $1,116,931. This value is based upon the net book value per share of the Company, which was utilized due to the lack of any current market for or significant trading of the Company's common equity.

As of December 31, 2003, there were 4,520,254 shares of registrant's common stock, $1.00 par value, outstanding.

Transitional Small Business Disclosure Form: Yes ________ No __X__

Documents incorporated by reference: None

## PART I

*Forward-Looking Statements*

This report on Form 10-KSB includes statements that constitute "forward-looking statements" under the federal securities laws. These forward-looking statements often are characterized by the terms "may," "believes," "projects," "expects," or "anticipates," and do not reflect historical facts. Forward-looking statements involve risks, uncertainties, and other factors that may cause the Company's actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors and risks that could affect the Company's results and achievements and cause them to materially differ from those contained in the forward-looking statements include those identified throughout this report and in the section in Item 6, below, entitled "Certain Risk Factors Affecting the Company's Business," as well as other factors that the Company currently is unable to identify or quantify, but that may exist in the future. In addition, the foregoing factors may affect generally the Company's business, results of operations, and financial position. Forward-looking statements speak only as of the date the statement was made. The Company does not undertake and specifically declines any obligation to update any forward-looking statements included in this report on Form 10-KSB.

### ITEM 1. Description of Business.

**Background**

U.S. Mutual Financial Corporation (the "Company") was incorporated in Michigan in April 1983 and was the successor to United States Mutual Real Estate Investment Trust, an unincorporated Michigan Trust (the "Trust") and Detroit Bond & Mortgage Investment Co., a Michigan Corporation ("DBMI"), in August 1983. The Trust was organized as a Real Estate Investment Trust in May 1972. DBMI was incorporated in June 1976 and became the manager of the Trust. The Company was a savings and loan holding company whose principal asset was its shareholding in USM Savings and Loan Association ("USMSL"), Ann Arbor, Michigan. USMSL was organized under Michigan law in March 1975 under the name of Michigan Savings and Loan Association and was acquired by DBMI in August 1983 in conjunction with (1) the merger of DBMI with the Company, and (2) the termination of the Trust and the conveyance of its assets to the Company (the "Reorganization"). On or about November 15, 1985, USMSL was converted from a Michigan State chartered savings and loan association to a federally chartered savings bank under the name USM Savings Bank, F.A. ("USMSB").

Until November 1985, the Company's business was primarily operated through USMSB and its mortgage banking subsidiary. On November 26, 1985, the Federal Home Loan Bank Board ("FHLBB") declared USMSB insolvent and appointed the Federal Savings and Loan Insurance Corporation ("FSLIC") as the receiver. FSLIC seized all of the assets and assumed all of the liabilities of USMSB and transferred substantially all of such assets and liabilities to a newly organized federal mutual savings and loan association named U.S. Mutual Savings and Loan Association, F.A., which was subsequently renamed Regency Savings Bank, F.S.B. ("Regency"). Included among the assets so transferred were USMSB's subsidiaries, U.S. Mutual Mortgage Corporation and U.S. Mutual Securities Corporation. Regency had no relationship with the Company.

In March 1986, the Company's management implemented a corporate restructuring, which continued through 2003, to position the organization for future recapitalization through direct capital investment and/or mergers and acquisitions. See Item 1, "Continuing Operations; Disposition of Assets" and Item 6, "Management's Discussion and Analysis" for additional information about the Company's current business activities and plan of operation.

**Continuing Operations; Disposition of Assets**

The Company has not conducted any material business operations since 1986. Between 1986 and December 31, 2003, the Company's activities were limited to liquidating its portfolio of land contracts, developed and undeveloped real estate, and other assets to enable the Company to pay its obligations and to accumulate cash reserves in order to position the Company to resume operations by acquiring other businesses. During this time, the Company also prevailed in or settled all of the legal proceedings in which the Company was involved.

On June 18, 2003, the Company sold its remaining significant asset, a 59.49 acre parcel of undeveloped real estate in the Township of Chesterfield, Macomb County, Michigan (the "Real Estate"), pursuant to an Agreement of Sale and Purchase, as amended, by and between the Company and Chesterfield Town Center LLC, a Michigan limited liability company ("CTC"). Neither CTC nor any of its affiliates currently has or previously had any affiliation with the Company or its officers or directors.

The Company sold the Real Estate for approximately $2.1 million and, after payment of expenses of sale and loans on the Real Estate, received aggregate net proceeds of $1,570,564. Those proceeds consisted of (a) $1,120,064 in cash and (b) a $450,500, or 26.5%, participation in a $1,700,000 promissory note pursuant to a Participation Agreement dated June 18, 2003, between the Company and Keybank National Association. The promissory note is secured by a second mortgage on both the Real Estate and an adjacent parcel of real estate. The $1,700,000 note bears monthly interest payable at the Wall Street Journal Prime Rate (as defined in the note) and matures at the earlier of (a) June 18, 2005 or (b) 60 days after CTC obtains planned unit development ("PUD") zoning approval for the site. The second mortgage also is personally guaranteed by the principals of CTC. If CTC does not obtain PUD zoning approval by June 18, 2004, then CTC must make a $250,000 principal payment on the note at that date. If CTC does not obtain PUD zoning approval by December 18, 2004, then CTC must make another $250,000 principal payment on the note on that date. The aggregate consideration for the Real Estate was determined pursuant to arms-length negotiations between the parties.

Prior to the sale of the Real Estate, the Company lacked sufficient liquidity to retain accountants, auditors or legal counsel necessary or required to file its federal and state income tax returns and the reports required to be filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on a timely basis. Subsequent to the sale of the Real Estate, the Company has filed all tax returns that were required to be filed. The Company does not expect to incur liability as a result of its late filing of its federal and state income tax returns. The Company cannot provide assurance, however, that it will not incur such liability.

The Company filed its last annual report on Form 10-K for the year ended December 31, 1988, on or about November 13, 1989, and its last quarterly report on Form 10-Q for the quarter ended September 30, 1990, on or about January 30, 1991. The Company also filed a Current Report on Form 8-K on or about April 13, 1992. The Company has not filed any annual, quarterly, or other reports required by the Exchange Act since that date until the filing of this report on Form 10-KSB. The Company intends to file reports on Form 10-QSB for the quarters ended March 31, 2003, June 30, 2003, and September 30, 2003 as soon as practicable after filing this report on Form 10-KSB.

The Company has determined that (a) the cost of preparing and auditing its financial statements for fiscal years 1989 through 2001, (b) the amount of legal fees that would be required to be expended, and (c) the amount of management time and resources that would be required in order to prepare and file its Exchange Act reports for the periods between September 30, 1990, and December 31, 2002, would be prohibitive and would not be justified in light of the age of the information and its lack of relevancy to the Company's current financial condition and operations. The Company therefore does not intend to prepare or file annual or quarterly reports for the periods set forth above through the year ended December 31, 2002.

**Recent Investments and Acquisitions**

Subsequent to the sale of the Real Estate in June 2003, the Company began to focus its resources on investing the proceeds from the sale of the Real Estate and acquiring operating companies that the Company believes will provide opportunities for above-average returns on investment to the Company's shareholders.

In December 2003, the Company purchased $65,000 of 6% Convertible Senior Notes issued by i2 Telecom International, Inc. The notes are convertible into shares of i2 Telecom common stock. As a result of a "reverse merger" transaction with a public shell corporation, the common stock of i2 Telecom now trades on the OTC Bulletin Board. In January 2004, the Company acquired 25% of the outstanding stock of Loop Process Systems, Inc., an environmental technology company. As of March 26, 2004, the Company was finalizing the acquisition of 100% of the outstanding stock of West Pier Corporation and Michigan BIDCO, Inc. See Item 6, "Management's Discussion and Analysis," for a more complete description of these transactions.

The Company is actively seeking investment opportunities and operating companies that the Company can acquire and operate. The Company plans to use the proceeds from the sale of the Real Estate, additional shares of its common stock, debt, or combinations thereof to make such investments and acquisitions. The Company cannot provide assurance, however, that it will identify and consummate any investment or acquisition opportunities in the future or that any investments or acquisitions that it does make will be profitable for the Company. See "Certain Risk Factors Affecting the Company's Business" included in Item 6, "Management's Discussion and Analysis."

**Employees**

The Company had no employees as of December 31, 2003. During 2002 and 2003, CCG Partners, LLC performed all day-to-day management functions for the Company. CCG Partners is owned by Clifton S. Crockatt, the Company's President and Chief Executive Officer, and Dennis M. Agresta, the Company's Senior Vice President - Finance. See Item 12, "Certain Relationships and Related Transactions."

**ITEM 2. Description of Property.**

The Company owned no property at December 31, 2003. The Company's offices are housed within the offices owned by CCG Partners, LLC, which is owned by Clifton S. Crockatt, the Company's President and Chief Executive Officer, and Dennis M. Agresta, the Company's Senior Vice President - Finance. See Item 12, "Certain Relationships and Related Transactions."

**ITEM 3. Legal Proceedings.**

There are no legal proceedings in which the Company currently is involved.

**ITEM 4. Submission of Matters to a Vote of Security Holders.**

No matters were submitted to a vote of the Company's security holders during the last quarter of the fiscal year ended December 31, 2003.

## PART II

**ITEM 5. Market for Common Equity, Related Stockholder Matters, and Small Business Issuer Purchases of Equity Securities.**

The Company's shares of common stock were delisted from the National Association of Securities Dealers Automated Quotations System ("NASDAQ") in August 1986. The Company currently plans to seek one or more "market makers" who will make a market in the common stock on the OTC Bulletin Board. There can be no assurance, however, that a market for the Company's common stock will ever develop. See "Certain Risk Factors Affecting the Company's Business" in Item 6, "Management's Discussion and Analysis."

Information regarding trading in the Company's common stock has been limited for the three years ended December 31, 2003 due to the delisting from NASDAQ and discontinuance of reporting on the Company by the National Daily Quotation Service "Pink Sheets." As of June 1996, the stated value was approximately $.03 per share and noted as "unpriced" thereafter.

As of December 31, 2003, there were 4,520,254 shares of common stock outstanding and approximately 2,500 holders of record of common stock.

The Company may pay dividends on its common stock if, as, and when declared by the Company's Board of Directors out of funds legally available therefor. The Company has not paid dividends on the outstanding common stock since 1984, and the current policy of the Company's Board of Directors is to retain any available earnings for use in the recapitalization and expansion of the Company's business. Therefore, the payment of cash dividends on the common stock is unlikely in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will depend upon the Company's earnings, capital requirements, financial condition and any other factors deemed relevant by the Board of Directors.

**ITEM 6. Management's Discussion and Analysis.**

For a description of the Company's significant accounting policies and an understanding of the factors that influenced the Company's performance during the fiscal year ended December 31, 2003, this "Management's Discussion and Analysis" should be read in conjunction with the audited financial statements, including the related notes thereto, beginning on page F-1 of this report.

**Summary of Selected Financial Data**

The following table summarizes certain financial data derived from the Company's audited financial statements for the years ended December 31, 2002 and 2003. Please see the complete Financial Statements, including the related notes thereto, beginning on page F-1 of this report.

| | Year Ended December 31, | |
|---|---|---|
| | **2003** | **2002** |
| **Statement of Operations Data**: | | |
| Total revenues | $ 1,103,194 | $ 22,500 |
| Interest expense | 31,732 | 9,104 |
| General and administrative expenses | 313,736 | 264,000 |
| Net income (loss) | 758,326 | (250,604) |
| Per share: | | |
| Net income (loss) | $0.17 | $(0.06) |
| **Balance Sheet Data**: | | |
| Cash | $ 953,380 | $ 3,045 |
| Real estate investment | - | 947,431 |
| Total assets | 1,474,942 | 1,171,376 |
| Bank loans, advances and other borrowings | - | 331,000 |
| Stockholder's equity | 1,421,074 | 662,748 |

**Management's Discussion and Analysis of Financial Condition and Results of Operations.**

***Forward-Looking Statements***

This portion of this report on Form 10-KSB includes statements that constitute "forward-looking statements" under the federal securities laws. These forward-looking statements often are characterized by the terms "may," "believes," "projects," "expects," or "anticipates," and do not reflect historical facts. Specific forward-looking statements contained in this portion of the report include, but are not limited to, (i) the Company's anticipation that it will issue 2,240,000 shares of its common stock and promissory notes totaling approximately $1,630,000 to acquire two companies, and (ii) the Company's belief that its working capital will be sufficient to fund its operations for the next 12 months.

Forward-looking statements involve risks, uncertainties, and other factors that may cause the Company's actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors and risks that could affect the Company's results and achievements and cause them to materially differ from those contained in the forward-looking statements include those identified throughout this report and in the section below titled "Certain Risk Factors Affecting the Company's Business," as well as other factors that the Company currently is unable to identify or quantify, but may exist in the future. In addition, the foregoing factors may affect generally the Company's business, results of operations, and financial position. Forward-looking statements speak only as of the date the statement was made. The Company does not undertake and specifically declines any obligation to update any forward-looking statements included in this report.

*Overview*

Since March 1986, the Company pursued a corporate restructuring plan that was designed to generate the liquidity (cash flow) necessary to retire demand notes due to banks, meet current obligations, and fund numerous legal proceedings in which the Company was involved. Between 1986 and June 2003, the Company liquidated its portfolio of land contracts, developed and undeveloped real estate, and other assets and used the proceeds from those asset sales to pay its obligations and to accumulate cash reserves in order to position the Company to resume operations by acquiring other businesses. During this time, the Company also prevailed in or settled all of the legal proceedings in which it was involved. The Company currently is not involved in any legal proceedings.

As described below, in June 2003 the Company sold its remaining significant asset and began using the cash proceeds from that sale, along with debt and newly issued shares of its common stock, to invest in or acquire other businesses. The Company continues to seek investment and acquisition opportunities in addition to those described below. The Company cannot provide assurance, however, that it will be able to identify and consummate investment or acquisition opportunities or that any such investments or acquisitions will be profitable.

***Sale of Real Estate***

On June 18, 2003, the Company sold its remaining significant asset, a 59.49 acre parcel of undeveloped real estate in the Township of Chesterfield, Macomb County, Michigan, to a non-related party for cash and a participation interest in a note receivable. The Company sold the real estate for approximately $2.1 million and, after payment of expenses of sale and loans on the real estate, received aggregate net proceeds of $1,570,564. These aggregate net proceeds consisted of (a) $1,120,064 in cash and (b) a $450,500, or 26.5%, participation in a $1,700,000 promissory note pursuant to a Participation Agreement dated June 18, 2003, between the Company and Keybank National Association. The promissory note is secured by a second mortgage on both the real estate sold by the Company and an adjacent parcel of real estate. The $1,700,000 note bears monthly interest payable at the Wall Street Journal Prime Rate (as defined in the note) and matures at the earlier of (a) June 18, 2005 or (b) 60 days after the buyer obtains planned unit development ("PUD") zoning approval for the site. The second mortgage also is personally guaranteed by the principals of the buyer. If the buyer does not obtain PUD zoning approval by June 18, 2004, then the buyer must make a $250,000 principal payment on the note on that date. If the buyer does not obtain PUD zoning approval by December 18, 2004, then the buyer must make another $250,000 principal payment on the note on that date. The real estate parcel previously totaled 112 acres, the other portions of which were disposed of in years prior to 2002.

***LYRE Share Purchase***

In December 2003, an investment group led by the Company's President and Chief Executive Officer, Clifton S. Crockatt, and the Company's Senior Vice President – Finance, Dennis M. Agresta, formed LYRE, LLC, which bought 801,849 shares, or approximately 17.7%, of the Company's common stock from John E. Quinlan, Jr. and certain members of Mr. Quinlan's family. These shares represented all of the shares of the Company's common stock owned by Mr. Quinlan and members of his family. Concurrent with this share acquisition, (1) Stephen Lange Ranzini, certain members of Mr. Ranzini's family, and certain of Mr. Ranzini's affiliates became members of LYRE, LLC, (2) John E. Quinlan, Jr. resigned as Chairman of the Company's Board of Directors, and (3) Stephen Lange Ranzini was appointed to fill this vacancy. LYRE, LLC acquired the shares of common stock with the intention of participating in the recapitalization and rebuilding of the Company. As a result of this transaction, the Company's board of directors currently consists of Chairman Stephen Lange Ranzini, Company President and Chief Executive Officer Clifton S. Crockatt, and independent director Richard J. Guziatek. See Item 9, "Directors and Executive Officers of the Registrant."

***i2 Telecom Investment***

In December 2003, the Company purchased $65,000 of 6% Convertible Senior Notes issued by i2 Telecom International, Inc., a Delaware corporation with headquarters in Boca Raton, Florida. The Senior Notes are convertible into shares of i2 Telecom common stock. As a result of a "reverse merger" with a public shell corporation, i2 Telecom common stock now trades on the OTC Bulletin Board under the symbol "ITUI." i2 Telecom is a telecommunications service provider employing patent pending Voice over Internet Protocol, or

"VOIP," technology, with sales in the U.S., Europe, Asia and Central and South America. i2 Telecom (www.i2telecom.com) was founded in February 2002 and launched operations in January 2003. Any information contained on the foregoing website or any other websites referenced in this report are not a part of this report.

*Loop Process Systems, Inc. Investment*

In January 2004, the Company acquired 25% of the outstanding stock of Loop Process Systems, Inc. ("Loop"), a company incorporated in Ontario, Canada. In connection with the stock purchase, the Company is obligated to fund up to $250,000 as a component of project funding for a pre-commercialization demonstration trial of Loop's proprietary technology. The total project costs are estimated at $470,000CDN and the balance of the project funding will be derived from Canadian government technology grants and the project co-sponsor, Dofasco, Inc., the largest steel producer in Canada. The Company will fund its investment in Loop according to the project timetable and budget in 2004. The Company's investment is secured by all of Loop's assets and the anticipated Canadian Federal Research Tax Credits that will follow the completion of the Dofasco demonstration trials. The Company estimates that this security collateralizes approximately 70% of its investment in Loop. Upon successful outcomes from the Dofasco trials, the Company will release all the collateral.

Loop is an environmental technology company that possesses technologies that address the recycling needs of steel producing, primary metals, secondary metals, and minerals industries. Specifically, Loop has developed proprietary briquetting (or binder) technologies that allow the economical re-use of waste by-products in both the ferrous and nonferrous metals processing industries. The initial application, and the focus of the Dofasco trials, concerns a classified hazardous waste by-product of steel mills utilizing electric arc furnace, or "EAF," baghouse dust, which currently costs $150 to $200 per ton to dispose of. The North American Steel industry generates over 900,000 tons of EAF dust each year, with a similar amount generated in the balance of the global steel market. Loop's technology creates re-useable briquettes from the EAF dust that are re-introduced in the steel melt process, thereby reducing waste disposal costs and reclaiming the residual metal content in the dust.

The Company believes that Dofasco (www.dofasco.ca) will enter into a long term contract with Loop to reclaim these and other waste by-products if the 2004 trials are successful. Any information contained on the foregoing website or any other websites referenced in this report are not a part of this report.

*Michigan BIDCO and West Pier Corporation Acquisitions*

As of March 26, 2004, the Company was finalizing the terms of the acquisition of 100% of the stock of two companies in which Stephen Lange Ranzini, a director of the Company, certain members of Mr. Ranzini's family, and certain other of Mr. Ranzini's affiliates are the controlling shareholders. The companies are West Pier Corporation and Michigan BIDCO, Inc., both of which are Michigan corporations. Michigan BIDCO, Inc., is licensed as a business and industrial development company under the laws of the State of Michigan. Both companies are characterized as operationally inactive with the exception of certain developmental software, as described below (the "Developmental Software"). The strategic rationale for purchasing these companies is to (1) leverage the Company's resources in connection with implementing its business plan, as described above, (2) obtain rights to the Developmental Software, and (3) position the Company for future earnings potential from the Developmental Software and a potential resumption of the lending/investing activities in which Michigan BIDCO historically has engaged.

The Company currently anticipates that it will issue 2,240,000 shares of its common stock and promissory notes totaling approximately $1,630,000 to acquire these companies. An aggregate of approximately $1,030,000 of the purchase price will be payable under 10-year promissory notes that will bear interest at 7.5% per annum. The terms of these notes will defer payments and accrual of interest until revenues are received on the Developmental Software, at which time 50% of any revenues derived from the Developmental Software will be used to pay the outstanding principal and any accrued interest until the notes are paid in full. The remainder of the purchase price will be payable under a promissory note in the amount of $600,000, which will bear interest at 7.5% per annum and mature on December 31, 2004. This note will be secured by the purchased assets as well as the Company's interests in i2 Telecom and Loop Process Systems.

As indicated in the table below, the acquired companies are initially valued at approximately $1.76 million under the terms of the agreements. The Company and the selling shareholders of West Pier and Michigan BIDCO agreed upon the valuations listed in the table below for purposes of determining the purchase price and terms of the transactions. The purchase price allocation included in the table below may require adjustment to conform to generally accepted accounting principles. As a result, the Company cannot provide any assurance with respect to the ultimate accounting treatment of these transactions or the actual valuations assigned to these assets and liabilities for accounting purposes after the acquisitions are completed. In particular, the Developmental Software is in an early stage of development and, as a result, may not be valued at $1,200,000 on the Company's balance sheets. Potential investors therefore are cautioned not to rely on the valuations set forth below in making an investment decision regarding the Company's common stock. A summary of the agreed-upon valuation of the assets to be acquired and liabilities to be assumed are presented in the following table:

| | |
|---|---|
| **Assets to be Acquired:** | |
| Note Receivable | $ 88,440 |
| Real Estate | 1,943,840 |
| Marketable Securities | 297,844 |
| Developmental Software | 1,200,000 |
| Other Assets | 14,066 |
| **Total Assets:** | **$3,544,090** |
| **Liabilities to be Assumed:** | |
| Accrued Liabilities | $ 370,067 |
| Notes Payable | 535,584 |
| Preferred Stock | 878,000 |
| **Total Liabilities:** | **$1,783,651** |
| **Purchased Net Value:** | **$1,760,439** |

The values shown above and, accordingly, the purchase price will be subject to reduction to the extent that (1) the values of certain of the assets that are required to be liquidated are lower than their estimated values at the time of acquisition, and (2) the values of any of the liabilities are greater than their estimated values at the time of acquisition. Specifically, the purchase price will be subject to future adjustments for any ultimate reductions in values realized from the note receivable, real estate, and other assets and any understatement of the liabilities as compared with the amounts shown in the table above. The marketable securities are stated at their market values as of February 24, 2004, and any changes in their value will not affect the purchase price.

The notes payable shown in the table above consist of (1) an unsecured demand note payable to a trust, the beneficiary of which is Stephen Lange Ranzini's sister, in the amount of $147,584, with interest at 8% per annum, and (2) a land contract in the amount of $388,000 secured by developmental real estate (the "Ypsilanti Property") included in the real estate assets purchased. The land contract note bears interest at the rate of 8% per annum and requires monthly payments of interest only until maturity on June 30, 2004. The Ypsilanti Property, which is zoned multifamily and currently approved for 174 units, at 2.5 units per acre, is under a contract of sale to an unrelated third party for $1,560,000. The contract calls for a closing prior to June 30, 2004. The purchaser, however, has the option to terminate the contract prior to June 17, 2004 with no penalty.

The preferred stock shown in the table above consists of (1) a 25% participating interest in the net cash proceeds from the sale of the Ypsilanti Property, which, based upon the anticipated proceeds from the sale of the property, is estimated at $278,000, and (2) $600,000 of preferred stock of Michigan BIDCO, 7.5% coupon, currently held by University Bank (www.university-bank.com), which is owned by Stephen Ranzini. Any information contained on the foregoing website or any other websites referenced in this report are not a part of this report. The Company intends to purchase the Michigan BIDCO preferred stock with the $600,000 note due December 31, 2004, payable to University Bank, as described above. The Company intends to pay off all of the assumed liabilities through the sale of certain of the assets acquired.

The Developmental Software provides a method to develop a bank-centric network hub (BNH) for Internet payments and interoperability with existing legacy payment systems. The BNH is designed to provide the connectivity backbone, security and authentication technology, and neutral third party interoperability between bank and non-bank payment systems for email spam blocking, logistics, and supply-chain coordination. The "efficiency" of the software, which allows the completion of a "payment cycle" within seconds across multivariate platforms (credit cards, debit cards, prepayment cards, etc.), will allow banks to profitably process very small money transactions (micro payments, for example less than $1.00, or even less than $0.01) for the first time. By comparison, using current technology there is no secure way for merchants to sell digital content at price points of under $10. This micro payment gap is preventing the development of an incalculably large market for Internet based digital content. Having the ability to cost-effectively process micropayments of one cent or less will enable a cost-efficient means of eliminating the email spam problem.

The closing of these acquisitions will be contingent on finalization, execution, and delivery of certain of the transaction agreements and related documents. In addition, the Michigan BIDCO acquisition is contingent upon approval by the State of Michigan of the Company's acquisition of Michigan BIDCO. The Company cannot provide assurance that it will be able to obtain such approval or that it will be able to acquire either or both of Michigan BIDCO or West Pier.

**Results of Operations**

***Fiscal year ended December 31, 2003 compared with fiscal year ended December 31, 2002***

Total revenue for the year ended December 31, 2003, was $1,103,794 compared with revenue of $22,500 in the year ended December 31, 2002. Revenue in fiscal 2003 consisted primarily of proceeds from the sale of a 59.49 acre parcel of undeveloped real estate, which was the Company's remaining significant non-liquid asset. Revenue in fiscal year 2002 consisted of other income related to software licensing fees. Because (1) the Company's revenue in fiscal 2003 was derived primarily from the one-time sale of a real estate asset and (2) the Company only recently began implementing its strategy of making investments and acquiring operating companies, the Company currently cannot provide any meaningful guidance with respect to the sources, timing, or amounts of revenue in fiscal 2004.

The Company incurred interest expense of $31,732 related to long term debt on the 59.49 acres in fiscal 2003, as compared with interest expense of $9,104 related to long term debt on the 59.49 acres in fiscal 2002.

General and administrative expenses consist primarily of management fees and legal, accounting, and other professional fees. General and administrative expenses totaled $313,736 in fiscal 2003, as compared with $264,000 in fiscal 2002.

The Company recorded no income tax expense in fiscal 2002 or 2003. As of December 31, 2003, the Company has available net operating loss carryforwards totaling approximately $1,849,000. Because of the uncertainty as to whether the Company will generate taxable income in the future, the Company has recorded a valuation allowance for the entire amount of the calculated deferred tax asset.

The Company recorded net income of $758,326 or $0.17 per share, in fiscal 2003 as compared with a net loss of $(250,604), or $(0.06) per share, in fiscal 2002.

**Liquidity and Capital Resources**

The Company's cash balance increased from $3,045 at December 31, 2002 to $953,380 at December 31, 2003, primarily as a result of the net proceeds from the sale of real estate in June 2003, offset by the payoff of long-term debt related to the real estate.

The Company currently has no long-term debt and has no arrangements or commitments in place for debt financing. The Company has no special purpose entities or off balance sheet financing arrangements, commitments or guarantees. The Company is obligated to fund up to $250,000 as a component of project funding in connection with its investment in Loop Process Systems, Inc.

The Company believes that its current working capital will be sufficient to fund its operations for the next 12 months. The Company, however, may require additional capital to fund acquisitions or the operations of acquired companies in the future. There can be no assurance that such additional capital will be available at all or, if available, that the Company will be able to obtain such additional capital on acceptable terms. The inability to obtain additional capital that the Company requires to fund its ongoing operations and its growth strategy could have a material adverse affect on the Company's business, operating results, and prospects. See "Certain Risk Factors Affecting the Company's Business," below, in this Item 6.

**New Accounting Standards**

For a description of new accounting standards that affect the Company, see Note 1 to the Company's financial statements included in this report on Form 10-KSB.

**Certain Risk Factors Affecting the Company's Business**

The Company's business involves a high degree of risk. Potential investors should carefully consider the risks and uncertainties described below and the other information in this report before deciding whether to invest in shares of the Company's common stock. If any of the following risks actually occur, the Company's business, financial condition, and results of operations could be materially and adversely affected. This could cause the trading price of the Company's common stock to decline, with the loss of part or all of an investment in the common stock.

**The Company has a limited operating history and there is no assurance that it will achieve profitability.** From 1986 until June 2003, the Company focused its activities on restructuring its assets and liabilities and had no significant operations with which to generate profits or greater liquidity. Although the Company has made some investments in late 2003 and early 2004 and currently is finalizing two acquisitions, it has not generated a meaningful amount of operating revenue in recent years and has a very limited current operating history on which investors can evaluate its potential for future success. The Company's ability to generate revenue is uncertain and the Company may never achieve profitability. Potential investors should evaluate the Company in light of the expenses, delays, uncertainties, and complications typically encountered by early-stage businesses, many of which will be beyond the Company's control. These risks include the following:

- lack of sufficient capital,
- unanticipated problems, delays, and expenses relating to acquisitions of other businesses or product development and implementation,
- lack of intellectual property,
- licensing and marketing difficulties,
- competition,
- technological changes, and
- uncertain market acceptance of the Company's products and services.

As a result of its limited operating history, its plan for growth, and the competitive nature of the markets in which it may compete, the Company's historical financial data are of limited value in anticipating future revenue, capital requirements, and operating expenses. The Company's planned capital requirements and expense levels will be based in part on its expectations concerning potential acquisitions, capital investments, and future revenue, which are difficult to forecast accurately due to the Company's current stage of development. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue. Once the Company acquires operating businesses, product development and marketing expenses may increase significantly as the Company expands operations. To the extent that these expenses precede or are not rapidly followed by a corresponding increase in revenue or additional sources of financing, the Company's business, operating results, and financial condition may be materially and adversely affected.

**The Company may need significant infusions of additional capital.** The Company believes that its available cash resources will satisfy its operating capital needs for a limited period of time based upon its currently anticipated business activities. As disclosed elsewhere in this report, the Company has made certain investments and intends to make additional investments and acquisitions of operating companies in the future. Certain of these investments will be long-term in nature and the Company cannot be certain when these investments could provide the Company with additional liquidity. The Company may require significant additional financing in the future in order to satisfy its cash requirements. The Company's need for additional capital to finance its acquisition strategy, its operations, and its growth will be greater should, among other things, its revenue or expense estimates prove to be incorrect. If the Company fails to arrange for sufficient capital in the future, the Company may be required to reduce the scope of its business activities until it can obtain adequate financing. The Company cannot predict the timing or amount of its capital requirements at this time. The Company may not be able to obtain additional financing in sufficient amounts or on acceptable terms when needed, which could adversely affect its operating results and prospects. Debt financing must be repaid regardless of whether or not the Company generates profits or cash flows from its business activities. Equity financing may result in dilution to existing shareholders and may involve securities that have rights, preferences, or privileges that are senior to the Company's common stock.

**The Company will face a variety of risks associated with acquiring and integrating new business operations.** The growth and success of the Company's business will depend to a great extent on its ability to acquire operating businesses in the future. The Company cannot provide assurance that it will be able to

- identity suitable acquisition candidates,
- make acquisitions on commercially acceptable terms,
- effectively integrate the operations of any acquired companies with the Company's existing operations,
- manage effectively the combined operations of the acquired businesses,
- achieve its operating and growth strategies with respect to the acquired businesses, or
- reduce its overall selling, general, and administrative expenses associated with the acquired businesses.

The integration of the management, personnel, operations, products, services, technologies, and facilities of any businesses that the Company acquires in the future could involve unforeseen difficulties. These difficulties could disrupt the Company's ongoing businesses, distract its management and employees, and increase its expenses, which could have a material adverse affect on the Company's business, financial condition, and operating results.

**The Company depends on its current management team.** The Company's success will depend to a large degree upon the skills of its current management team and advisors and upon its ability to identify, hire, and retain additional senior management, sales, marketing, technical, and financial personnel. The Company may not be able to retain its existing key personnel or to attract and retain additional key personnel. The loss of any of its current executives, employees, or advisors or the failure to attract, integrate, motivate, and retain additional key employees could have a material adverse effect on the Company's business. The Company does not have "key person" insurance on the lives of any of its management team.

**The Company may not be able to manage its growth.** The Company anticipates a period of significant growth as it acquires operating companies. Any resulting strain on the Company's managerial, operational, financial, and other resources could be significant. Success in managing this expansion and growth will depend, in part, upon the ability of senior management to manage effectively the growth of the Company. Any failure to manage the proposed growth and expansion of the Company could have a material adverse effect on the Company's business.

**There is no assurance that the Company's future products and services will be accepted in the marketplace.** The Company currently does not provide any material products or services. If and when the Company does provide products and services in the future, such products and services may not experience broad market acceptance. Any market acceptance for the Company's products and services may not develop in a timely manner or may not be sustainable. New or increased competition may result in market saturation, more competitive pricing, or lower margins. Further, overall performance and user satisfaction may be affected by a variety of factors, many of which will be beyond the Company's control. The Company's business, operating results, and financial condition would be materially and adversely affected if the market for the Company's products and services fails to develop or grow, develops or grows more slowly than anticipated, or becomes more competitive or if the Company's products and services are not accepted by targeted customers even if a substantial market develops.

**The Company may be required to anticipate and respond to rapid technological changes.** Rapid technological developments and evolving industry standards may characterize the market for the products and services that the Company offers in the future. These factors will require the Company continually to improve the performance and features of its products and services as quickly as possible. The Company may not be successful in developing and marketing new products and services that respond to competitive and technological developments and changing customer needs. If the industries in which the Company competes adopt systems and applications different from those used in the Company's products and services, the Company's operating results and financial condition may be materially and adversely affected. Any failure by the Company to anticipate or respond adequately to technological developments, customer requirements, or any significant delays in product development or introduction could have a material adverse effect on the Company's operations.

**The Company may face stiff competition.** There are existing companies that offer or have the ability to develop products and services that will compete with those that the Company may offer in the future. These include large, well-recognized companies with substantial resources and established relationships in their respective industries. Their greater financial, technical, marketing, and sales resources may permit them to react more quickly to emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, and sale of competing products and services. Emerging companies also may develop and offer products and services that compete with those offered by the Company.

**Current management may be able to control the Company indefinitely.** The Company's current management team owns approximately 21.4% of the Company's outstanding common stock. The remaining shares of common stock are widely disbursed among a large number of shareholders. As a result, the current management of the Company may be able to control the management and affairs of the Company and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, for an indefinite period of time. This concentration of ownership might adversely affect the market value of the common stock in the future and the voting and other rights of the Company's other shareholders.

**There is a limited market for the Company's common stock.** There has been no market for the Company's common stock for many years. The Company's intends to seek one or more "market makers" who will make a market in the Company's common stock on the OTC Bulletin Board and to do other things to enhance the market liquidity for the Company's common stock. The Company cannot provide assurance, however, that a market for its common stock will ever develop. Consequently, an investor may not be able to liquidate an investment in shares of the Company's common stock in the event of an emergency or for any other reason. The purchase of the Company's common stock, therefore, should be considered only as a long-term investment.

**The Company's common stock may be subject to the "penny stock" rules as promulgated under the Exchange Act.** In the event that no exclusion from the definition of "penny stock" under the Exchange Act is available, then any broker engaging in a transaction in the Company's common stock will be required to provide its customers with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market values of the Company's securities held in the customer's accounts. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation of sale. Certain brokers are less willing to engage in transactions involving "penny stocks" as a result of the additional disclosure requirements described above, which may make it more difficult for holders of the Company's common stock to dispose of their shares.

**The Company may incur significant costs in complying with SEC filing requirements.** The Company has not filed reports with the SEC for an extended period of time. The Company currently does not intend to file reports with the SEC for the periods between September 30, 1990 and December 31, 2002, because it believes that the costs involved to prepare such reports would be prohibitive and would not be justified in light of the age of the information and its lack of relevancy to the Company's current financial condition and operations. In the event that the SEC does require the Company to prepare and file reports for such periods, however, the Company would likely incur material costs and expenses to complete and file such reports. In addition, trading in the Company's common stock could be disrupted or suspended by the SEC until the Company files all of the required reports.

**ITEM 7. Financial Statements.**

The financial statements included in this report under this item are set forth beginning on Page F-1 of this report, immediately following the signature pages.

**ITEM 8. Changes In and Disagreement with Accountants on Accounting and Financial Disclosures.**

There were no disagreements on accounting and financial disclosure. On March 1, 2004, the Company hired the accounting firm of Virchow Krause & Company LLP as the Company's external auditors.

**ITEM 8A. *Controls and Procedures.***

Disclosure controls are procedures that are designed with an objective of ensuring that information required to be disclosed in the Company's periodic reports filed with the Securities and Exchange Commission, such as this report on Form 10-KSB, is recorded, processed, summarized, and reported within the time periods specified by the Securities and Exchange Commission. Disclosure controls also are designed with an objective of ensuring that such information is accumulated and communicated to the Company's management, including the Company's chief executive officer and chief financial officer, in order to allow timely consideration regarding required disclosures.

The Company carried out an evaluation, with the participation of its chief executive officer and chief financial officer, of the effectiveness, as of December 31, 2003, of its disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act). Based upon that evaluation, made at the end of the period, the Company's chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information required to be disclosed in the Company's periodic reports to the Securities and Exchange Commission, and that there has been no significant change in such internal control or other factors that could significantly affect such controls, including any corrective actions with regard to significant deficiencies or material weaknesses, since the evaluation.

The Company's management is aware that there is a lack of segregation of duties due to the small number of employees dealing with general administrative and financial matters. The Company's management, however, has determined that, considering the employees involved and the control procedures in place, the risks associated with such lack of segregation are insignificant and the potential benefits of adding employees to clearly segregate duties does not justify the expenses associated with such increases.

## PART III

**ITEM 9. Directors and Executive Officers of the Registrant.**

The following table sets forth certain information regarding the Company's directors and executive officers:

| Name | Age | Position |
|---|---|---|
| Stephen Lange Ranzini | 39 | Chairman of the Board |
| Clifton S. Crockatt | 50 | President, Chief Executive Officer, Secretary, and Director |
| Dennis M. Agresta | 45 | Senior Vice President - Finance and Treasurer |
| Nicholas Fortson | 47 | Chief Financial Officer |
| Richard J. Guziatek | 71 | Director |

*Stephen Lange Ranzini* has served as the Chairman of the Board of the Company since December 2003. Mr. Ranzini currently serves as the Chairman and Chief Executive Officer of University Bancorp, Inc. Mr. Ranzini has served as a director of and held various senior management positions with University Bancorp since July 1988. Mr. Ranzini also has served as a director and Treasurer of Michigan BIDCO, Inc., a community development lending organization, since May 1993. In addition, Mr. Ranzini has served as (a) a director and Treasurer of Northern Michigan Foundation, a non-profit community development organization that shares common management with Michigan BIDCO, since December 1995; (b) a director of CityFed Financial Corp., a former savings and loan company, since July 1991; and (c) a director of Newco Bancorp, a Toronto Stock Exchange listed financial services company based in Toronto, Canada, since May 1997.

*Clifton S. Crockatt* has served as the Company's President, Chief Executive Officer, and Secretary and as a director of the Company since September 1986. Mr. Crockatt served as the Company's Chief Financial Officer from February 1986 until January 1990. Mr. Crockatt has served as a managing member of CCG Partners, LLC (and its predecessors), a merchant banking and business consulting firm, since 1998. CCG Partners provides management services to the Company. See Item 12, "Certain Relationships and Related Transactions."

*Dennis M. Agresta* has served as the Company's Senior Vice President - Finance and Treasurer since December 2003. Mr. Agresta has served as a managing member of CCG Partners, LLC (and its predecessors), a merchant banking and business consulting firm, since 1998. CCG Partners provides management services to the Company. See Item 12, "Certain Relationships and Related Transactions."

*Nicholas Fortson* has served as the Company's Chief Financial Officer since December 2003. Mr. Fortson has served as Chief Executive Officer of University Bank in Ann Arbor, Michigan, since in January 2004 and served as Chief Financial Officer of University Bank from May 2000 to January 2004. Prior to that, Mr. Fortson served as President of New South Africa Pizza Company from June 1996 to May 2000.

*Richard J. Guziatek* has served as a director of the Company since April 1983. Mr. Guziatek was employed by Ford Motor Company from 1951 until his retirement in 1997. Mr. Guziatek also served as a Trustee of United States Mutual Real Estate Investment Trust from May 1972 until the Trust's merger with the Company in August 1983.

In December 2003, LYRE, LLC acquired 801,840 shares of the Company's common stock from John E. Quinlan, Jr., a member of the Company's Board of Directors, and certain members of Mr. Quinlan's family. Contemporaneous with the acquisition of such shares by LYRE, Mr. Quinlan resigned from the Board of Directors. Immediately thereafter, the Board of Directors appointed Stephen Lange Ranzini to fill the vacancy created by Mr. Quinlan's resignation. Because Clifton S. Crockatt and Stephan Lange Ranzini directly or indirectly are members of LYRE, LYRE now controls two of the three seats on the Board of Directors.

**Audit Committee Financial Expert**

The Company's Board of Directors currently serves as the Company's audit committee although it is not required to as a result of the fact that the Company's common stock is not considered a "listed security," as defined in Rule 10A-3 of the Exchange Act. The Company has not identified an "audit committee financial expert," as defined under Item 401 of Regulation S-B. Once a qualified independent member of the Company's Board of Directors is retained, the Company intends to appoint that individual as its audit committee financial expert.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Exchange Act requires the Company's directors, executive officers, and persons who own more than 10% of a registered class of the Company's equity securities to file reports disclosing ownership and changes in ownership with the Securities and Exchange Commission. Because the Company has been delinquent in making filings with the SEC under the Exchange Act, the Company's directors, officers, and 10% shareholders were precluded by the SEC's EDGAR system from filing their reports as required by Section 16 of the Exchange Act. The Company believes that the following persons will make the following required filings with the SEC as soon as practicable after the filing of this report on Form 10-KSB:

- Clifton S. Crockett: Form 3; Form 5 to disclose three transactions.
- Stephen Lange Ranzini: Form 3.
- Dennis M. Agresta: Form 3.
- Nicholas Fortson: Form 3.
- Richard J. Guziatek: Form 5 disclosing late Form 3 beneficial ownership and two transactions.
- Lyre, LLC, CCG Partners, LLC, Newco Bancorp, Inc., Mildred Lange Ranzini, Dr. Angela Ranzini, Dr. Joseph Lange Ranzini, Clare Children's Trust, and Catherine Ranzini Clare: Joint filing on Form 3.

The Company has implemented a program that is intended to ensure that directors, officers, and 10% shareholders comply with their Section 16 filing requirements on a timely basis in the future.

**Code of Ethics**

The Company has not yet adopted a code of ethics that applies to its principal executive officer and principal financial and accounting officer due to (a) the Company's lack of resources, and (b) the limited nature of the Company's business activities and financial and accounting transactions until recently. The Company intends to adopt a code of ethics as soon as practicable, given the current size and nature of the Company's business.

**ITEM 10. Executive Compensation.**

The following table sets forth the total compensation for the fiscal years ended December 31, 2001, 2002, and 2003 paid to the Company's Chief Executive Officer. The Company did not pay any of its other executive officers $100,000 or more during those periods.

**SUMMARY COMPENSATION TABLE**

| | | Annual Compensation | |
|---|---|---|---|
| **Name and Principal Position** | **Year** | **Salary ($)(1)** | **Bonus ($)** |
| Clifton S. Crockatt, President, | 2003 | $182,425 | $0 |
| Chief Executive Officer, and | 2002 | $145,015 | $0 |
| Secretary | 2001 | $179,837 | $0 |

(1) The Company does not directly compensate Mr. Crockatt. Instead, the Company pays consulting and management fees to CCG Partners, LLC, of which Mr. Crockatt is a 50% owner and a managing member. The amounts set forth above represent the total amount paid by the Company to CCG Partners during the periods indicated. These amounts do not reflect Mr. Crockatt's actual compensation from CCG Partners, which may be greater than or less than the amount shown. See Item 12, "Certain Relationships and Related Transactions."

**Compensation Pursuant to Stock Options**

No options were granted to any of the Company's executive officers during the fiscal year ended December 31, 2003. During the fiscal year ended December 31, 2003, there were no outstanding stock options. Also during such fiscal year, no long-term incentive plans or pension plans were in effect with respect to any of the Company's officers, directors or employees.

**Compensation of Directors**

Directors were paid $500 per meeting during 2002 and 2003. Certain directors who perform services that require significant amounts of time beyond that required of other directors are entitled to consulting fees that are approved by the Board of Directors. In addition, CCG Partners, LLC managed all the activities of the Company and provided corporate offices during 2002 and 2003. CCG Partners is jointly owned by Clifton S. Crockatt, President and Chief Executive Officer of the Company, and Dennis M. Agresta, Senior Vice President - Finance and Treasurer. See Item 12, "Certain Relationships and Related Transactions."

**ITEM 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of March 26, 2004, with respect to (a) each of the directors and executive officers of the Company, (b) all of the directors and executive officers as a group, and (c) any other person known by the Company to beneficially own more than five percent of the Company's common stock:

| | Shares Beneficially Owned | |
|---|---|---|
| Name (1) | Number | Percent |
| **Directors and Officers:** | | |
| Stephen Lange Ranzini | 801,840 (2) | 17.7% |
| Clifton S. Crockatt | 951,840 (3) | 21.1% |
| Dennis M. Agresta | 814,415 (4) | 18.0% |
| Richard J. Guziatek | 3,015 | * |
| Nicholas Fortson | 0 | * |
| All directors and executive officers as a group (five persons) | 967,430 | 21.4% |
| **Non-Management 5% Beneficial Owners:** | | |
| LYRE, LLC (5) | 801,840 | 17.7% |

* Less than 1% of the outstanding common stock.

(1) The address of each such person is c/o U.S. Mutual Financial Corporation, 3220 Coolidge Highway, Berkley, Michigan 48072.

(2) Represents shares held by LYRE, LLC, of which Mr. Ranzini is a member. See footnote 5. Mr. Ranzini disclaims beneficial ownership of all shares of common stock held by LYRE except to the extent that his individual interest in such shares arises from his interest in LYRE.

(3) Represents (a) 150,000 shares held by Mr. Crockatt and (b) 801,840 shares held by LYRE, LLC. Mr. Crockatt is a 50% owner and managing member of CCG Partners, LLC, which is a member of LYRE. Mr. Crockatt disclaims beneficial ownership of all shares of common stock held by LYRE except to the extent that his individual interest in such shares arises from his interest in CCG Partners, as a member of LYRE.

(4) Represents (a) 12,575 shares held by Mr. Agresta and (b) 801,840 shares held by LYRE, LLC. Mr. Agresta is a 50% owner and managing member of CCG Partners, LLC, which is a member of LYRE. Mr. Agresta disclaims beneficial ownership of all shares of common stock held by LYRE except to the extent that his individual interest in such shares arises from his interest in CCG Partners, as a member of LYRE.

(5) The address of LYRE, LLC is 3220 Coolidge, Berkeley, Michigan 48072. In addition to Stephen Lange Ranzini, Clifton S. Crockatt, and Dennis M. Agresta, the following persons are members of LYRE (or in control of certain of the members of LYRE) and may be deemed to be the beneficial owner of the shares held by LYRE: CCG Partners, LLC, Newco Bancorp, Inc., Mildred Lange Ranzini, Dr. Angela Ranzini, Dr. Joseph Lange Ranzini, Clare Children's Trust, and Catherine Ranzini Clare. Each of such persons disclaims beneficial ownership of all shares held by LYRE except to the extent that his, her, or its individual interest in such shares arises from his, her, or its respective interest in LYRE.

**Equity Compensation Plan Information**

The Company previously maintained the 1984 Restricted Stock Award Plan, a non-statutory stock option plan, and the 1984 Stock Option Plan. Each of these prior equity plans has since expired and there currently are no awards outstanding that may have been previously granted under these plans. The Company currently does not maintain any equity compensation plans and there are no shares of common stock currently authorized for issuance under any equity compensation plans.

**ITEM 12. Certain Relationships and Related Transactions.**

CCG Partners, LLC managed all of the activities of the Company and provided corporate offices for the Company during 2002 and 2003. CCG Partners is jointly owned by Clifton S. Crockatt, the Company's President and Chief Executive Officer, and Dennis M. Agresta, the Company's Senior Vice President - Finance and Treasurer. The Company paid CCG Partners management and consulting fees totaling $145,015 in fiscal 2002 and $182,425 in fiscal 2003.

Richard J. Guziatek, a director of the Company, provided consulting services to the Company for which he was paid $5,000 during fiscal 2003.

John E. Quinlan, Jr., a former director of the Company, provided consulting services to the Company for which he was paid $5,000 in 2002 and $16,810 in 2003. Mr. Quinlan resigned as a director of the Company in December 2003.

The Company had funds deposited in University Bank, Ann Arbor, Michigan, totaling $939,026 at December 31, 2003. Stephen Lange Ranzini, the Company's Chairman of the Board, is the Chairman and controlling shareholder of University Bank.

**ITEM 13. Exhibits, List and Reports on Form 8-K.**

(a) The following exhibits are filed as part of this report:

| Exhibit Number | Description |
|---|---|
| 3.1 | Articles of Incorporation, with amendment. |
| 3.2 | Amended and Restated Bylaws. |
| 4.1 | Form of Common Stock certificate |
| 10.1 | Agreement of Sale and Purchase, dated February 2003, by and between the Registrant and Gaetano T. Rizzo and Carlo J. Catenacci for the purchase and sale of real estate assets of the Registrant. |
| 10.2 | Amendment No. 1 to Agreement of Sale and Purchase, dated March 12, 2003. |
| 10.3 | Amendment No. 2 to Agreement of Sale and Purchase, dated March 25, 2003. |
| 10.4 | Amendment No. 3 to Agreement of Sale and Purchase, dated April 1, 2003. |
| 10.5 | Amendment No. 4 to Agreement of Sale and Purchase, dated April 1, 2003. |
| 10.6 | Participation Agreement, dated June 18, 2003, by and between the Registrant and Keybank National Association. |
| 10.7 | Promissory note dated June 18, 2003, in the principal amount of $1,700,000, by Chesterfield Town Center LLC, as borrower, and Keybank National Association, as lender. |
| 10.8 | Real Estate Mortgage dated June 18, 2003, by and between Chesterfield Town Center LLC, as borrower, and Keybank National Association, as lender. |
| 10.9 | Intercreditor and Subordination Agreement dated June 18, 2003, by and among Comerica Bank, as senior lender, Keybank National Association, as subordinate lender, and Chesterfield Town Center LLC, as borrower. |
| 21 | List of Subsidiaries |
| 31 | Certification pursuant to SEC Release No. 33-8238, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32 | Certificate pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002. |

(b) The Registrant did not file any reports on Form 8-K during the quarter ended December 31, 2003.

**ITEM 14. Principal Accountant Fees and Services.**

**Audit Fee**

The Company did not obtain audits of its financial statements during fiscal years 2002 and 2003. Accordingly, it did not incur any billed audit fees for those years.

**Audit Related Fees**

There were no fees for other audit related services billed in the Company's last two fiscal years.

**Tax Fees**

There were no fees for tax compliance, tax advice, and tax planning billed in the Company's last two fiscal years.

**All Other Fees**

There were no other aggregate fees billed in either of the Company's last two fiscal years for products and services provided by a principal accountant.

The Company's Board of Directors currently performs the duties of an audit committee. The Board of Directors will evaluate and approve in advance the scope and cost of the engagement of an auditor before the auditor renders audit and non-audit services. The Company currently does not rely on pre-approval policies and procedures.

* * *

**SIGNATURES**

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U.S. MUTUAL FINANCIAL CORPORATION

Dated: March 26, 2004

By: /s/ *Clifton S. Crockatt*
Clifton S. Crockatt
President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Capacity | Date |
|---|---|---|
| /s/ *Stephen Lange Ranzini*<br>Stephen Lange Ranzini | Chairman of the Board | March 26, 2004 |
| /s/ *Clifton S. Crockatt*<br>Clifton S. Crockatt | President, Chief Executive Officer, and Director (Principal Executive Officer) | March 26, 2004 |
| /s/ *Dennis M. Agresta*<br>Dennis M. Agresta | Senior Vice President - Finance and Treasurer (Principal Financial and Accounting Officer) | March 26, 2004 |
| /s/ *Richard J. Guziatek*<br>Richard J. Guziatek | Director | March 26, 2004 |

## INDEX TO FINANCIAL STATEMENTS

Virchow Krause & company

# REPORT OF INDEPENDENT AUDITORS

Stockholders, Audit Committee and Board of Directors
U.S. Mutual Financial Corporation and Subsidiaries
Berkley, Michigan

We have audited the accompanying consolidated balance sheets of U.S. Mutual Financial Corporation and Subsidiaries of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position as of December 31, 2003 and 2002 and the consolidated results of U.S. Mutual Financial Corporation and Subsidiaries, their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Virchow, Krause & Company, LLP

Virchow Krause & Company

Minneapolis, Minnesota
March 10, 2004

30200 Telegraph Road • Suite 100 • Bingham Farms, MI 48025 • Tel 248.540.6600 • Fax 248.540.1328 • www.virchowkrause.com
Virchow, Krause & Company, LLP

U.S. MUTUAL FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Cash | $ 953,380 | $ 3,045 |
| Accounts Receivable (Note 2) | 3,000 | 3,000 |
| Note Receivable (Note 2) | 450,500 | - |
| Accrued Interest Receivable | 3,062 | |
| Real estate investment (Notes 2, 3, 4 and 7) | - | 947,431 |
| Escrowed Funds (Note 1) | - | 217,900 |
| Investments | 65,000 | - |
| | $ 1,474,942 | $ 1,171,376 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2003 | 2002 |
|---|---|---|
| LIABILITIES | | |
| Mortgage Payable (Note 3) | $ - | $ 331,000 |
| Accrued expenses and other liabilities (Note 4) | 53,868 | 177,628 |
| Total | 53,868 | 508,628 |
| STOCKHOLDERS' EQUITY | | |
| Common stock, $1 par value | | |
| Authorized, 15,000,000 shares | | |
| Issued and outstanding, 4,520,254 shares | 4,520,254 | 4,520,254 |
| Additional paid-in capital | 24,170,092 | 24,170,092 |
| Accumulated deficit | (27,269,272) | (28,027,598) |
| | 1,421,074 | 662,748 |
| | $ 1,474,942 | $ 1,171,376 |

See accompanying notes to consolidated financial statements

U.S. MUTUAL FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, 2003 | Year Ended December 31, 2002 |
|---|---|---|
| REVENUES | | |
| Gain on sale of real estate investment (Note 2) | $ 1,073,633 | $ - |
| Interest income (Note 2) | 15,161 | - |
| Other | 15,000 | 22,500 |
| Total revenues | 1,103,794 | 22,500 |
| EXPENSES | | |
| Interest on borrowed funds | 31,732 | 9,104 |
| General and administrative | 313,736 | 264,000 |
| Total expenses | 345,568 | 273,104 |
| INCOME (LOSS) BEFORE FEDERAL INCOME TAXES | 758,326 | (250,604) |
| FEDERAL INCOME TAX CREDIT (Note 5) | - | - |
| NET INCOME (LOSS) | $ 758,326 | $ (250,604) |
| Net income (loss) per common share – basic and diluted | $ .17 | $ (.06) |

See accompanying notes to consolidated financial statements

U.S. MUTUAL FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

| | Common Stock | Additional Paid-in-Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at January 1, 2002 | $ 4,520,254 | $ 24,170,092 | $ (27,776,994) | $ 913,352 |
| Net loss for year ended December 31, 2002 | - | - | (250,604) | (250,604) |
| Balance at December 31, 2002 | 4,520,254 | 24,170,092 | (28,027,598) | 662,748 |
| Net income for year ended December 31, 2003 | - | - | 758,326 | 758,326 |
| Balance at December 31, 2003 | $ 4,520,254 | $ 24,170,092 | $ (27,269,272) | $ 1,421,074 |

See accompanying notes to consolidated financial statements

U.S. MUTUAL FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, 2003 | Year Ended December 31, 2002 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income (loss) | $ 758,326 | $ (250,604) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Gain on Sale of real estate investment | (1,073,633) | |
| Changes in operating assets and liabilities: | | |
| Decrease (increase) in accounts receivable | | 21,000 |
| Decrease (increase) in accrued interest receivable | (3,062) | |
| Decrease (increase) in prepaid expenses | | |
| Increase(decrease) in accrued expenses and other liabilities | (123,760) | 104,518 |
| Net cash provided by (used in) operating activities | (442,129) | (125,086) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Payments for investments | (65,000) | - |
| Proceeds from sale of real estate investments | 1,570,564 | - |
| Net cash provided by investing activities | 1,505,564 | - |
| CASH FLOWS USED IN FINANCING ACTIVITIES: | | |
| Proceeds from (payments for) escrow funds | 217,900 | (217,900) |
| Proceeds from long-term debt | 274,000 | 331,000 |
| Repayment of long-term debt | (605,000) | - |
| Net cash provided by (used in) financing activities | (113,100) | 113,100 |
| Net increase (decrease) in cash | 950,335 | (11,986) |
| Cash at beginning of year | 3,045 | 15,031 |
| Cash at end of year | $ 953,380 | $ 3,045 |

SUPPLEMENTAL INFORMATION

| | 2003 | 2002 |
|---|---|---|
| Interest paid | $ 31,732 | $ 1,897 |

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

| | 2003 | 2002 |
|---|---|---|
| Note receivable issued in connection with sale of real estate investment | $ 496,931 | $ - |

See accompanying notes to consolidated financial statements

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of U.S. Mutual Financial Corporation (USMFC) and its wholly-owned subsidiaries (USM Venture, Inc., EN-S-P Rockies, E. Development Corporation, and Enstrupan Corporation). Significant intercompany accounts and transactions have been eliminated.

### NATURE OF OPERATIONS

U.S. Mutual Financial Corporation is a former savings and loan holding company which has operated under a corporate restructuring plan since 1986. The corporate restructuring was necessary following the loss of the Company's savings and loan subsidiary, USM Savings Bank, F.S.B. (USMSB), in November 1985 through regulatory action by the Federal Savings and Loan Insurance Corporation (FSLIC). The Company was dependent upon USMSB for cash flow, and its shareholding in USMSB was USMFC's principal asset.

In March 1986, Management implemented a corporate restructuring plan which was designed to generate the liquidity (cash flow) necessary to retire demand notes due banks, meet current obligations, and to fund numerous legal proceedings in which the Company was involved. The Company's activities since 1986 have been limited to these corporate restructuring activities, which primarily consisted of marketing the Company's assets to build liquidity.

The primary strategic objective of the Company is to complete the restructuring of the Company and position the Company for future recapitalization through direct capital investment and/or merger and acquisitions.

### CASH

The Company maintains its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits.

### FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts for all financial instruments approximates fair value. The carrying amounts for cash, accounts receivable, accrued interest receivable, accounts payable and accrued expenses and other liabilities approximate fair value because of the short maturity of these instruments.

### REAL ESTATE INVESTMENTS

Real estate investments consisted of property acquired for development and sale at December 31, 2002. Real estate investments were carried at the lower of cost or estimated net realizable value at December 31, 2002. Costs necessary to prepare the property for its intended use were capitalized during the development period and charged to cost of sales as the properties are sold. During 2003, the Company sold its remaining real estate investments. See note 2 for additional information.

### RESTRICTED FUNDS

Amounts held in escrow represent funds restricted for interest, taxes and insurance obligations in connection with the Company's mortgage note payable.

INCOME TAXES

Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS 109) requires that deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their basis for financial reporting purposes. In addition, SFAS 109 requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits are more likely than not.

EARNINGS PER SHARE

Earnings per share are based upon the weighted average shares outstanding which were 4,520,254 for the years ended December 31, 2003 and 2002.

STOCK-BASED COMPENSATION

The Company uses the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employee," and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recorded only to the extent that the market price of the common stock exceeds the exercise price of the stock option on the date of grant.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides required additional disclosures about the method of accounting for stock-based employee compensation. The amendments are effective for financial statements for fiscal years ending after December 31, 2002 and for the interim periods beginning after December 15, 2002. The Company adopted the annual disclosure provision of SFAS No. 148 during the year ended October 31, 2003. The Company chose to not adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation, pursuant to SFAS No. 148. Since the Company did not issue any stock options there are no proforma disclosures required.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In April 2002, Financial Accounting Standards Board (FASB) issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 did not have a material effect on the Company's consolidated financial statements.

In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires the recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred versus the date the Company commits to an exit plan. In addition, SFAS No. 146 states the liability should be initially measured at fair value. The requirements of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. The initial recognition and initial measurement provisions of FIN 45 are applicable to guarantees issued or modified after

December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for periods ending after December 15, 2002. The adoption of FIN 45 did not have a material effect the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides required additional disclosures about the method of accounting for stock-based employee compensation. The amendments are effective for financial statements for fiscal years ending after December 15, 2002 and for the interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material effect on the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 states that companies that have exposure to the economic risks and potential rewards from another entity's assets and activities have a controlling financial interest in a variable interest entity and should consolidate the entity, despite the absence of clear control through a voting equity interest. The consolidation requirements apply to all variable interest entities created after January 31, 2003. For variable interest entities that existed prior to February 1, 2003, the consolidation requirements are effective for annual or interim periods beginning after December 15, 2004. Disclosure of significant variable interest entities is required in all financial statements issued after January 31, 2003, regardless of when the variable interest was created. The Company does not expect the adoption of FIN 46 to have a material effect on the Company's consolidated financial statements as they do not have any variable interest entities.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," effective for contracts entered into or modified after June 30, 2003. This amendment clarifies when a contract meets the characteristics of a derivative, clarifies when a derivative contains a financing component and amends certain other existing pronouncements. The adoption of SFAS No. 149 did not have a material effect on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 requires the classification as a liability of any financial instruments with a mandatory redemption feature, an obligation to repurchase equity shares, or a conditional obligation based on the issuance of a variable number of its equity shares. The Company does not have any financial instruments as defined by SFAS No. 150. The adoption of SFAS No. 150 did not have a material effect the Company's consolidated financial statements.

**NOTE 2 – REAL ESTATE INVESTMENTS**

At December 31, 2002, real estate investments consisted principally of 59.49 acres of development land in Macomb County, Michigan.

On June 18, 2003, the Company sold its remaining significant asset, a 59.49 acre parcel of undeveloped real estate in the Township of Chesterfield, Macomb County, Michigan to a non-related party for cash and a participation interest in a note receivable. The Company sold the real estate for approximately $2.1 million, and after payment of expenses of sale and loans on the real estate, received aggregate net proceeds of $1,504,564 consisting of (a) $1,107,763 in cash and (b) a $450,500, or 26.5%, participation in a $1,700,000 promissory note pursuant to a Participation Agreement dated June 18, 2003, between the Company and Keybank National Association. The promissory note is secured by a second mortgage on both the real estate and an adjacent parcel of real estate. The $1,700,000 note bears monthly interest payable at the Wall Street Journal Prime Rate (as defined in the note) and matures at the earlier of (a) June 18, 2005 or (b) 60 days after the buyer obtains planned unit development ("PUD") zoning approval for the site. The second mortgage also is personally guaranteed by the principals of the buyer. If the buyer does not obtain PUD zoning approval by June 18, 2004, then the buyer must make a $250,000 principal payment on the note that date. If the buyer does not obtain PUD zoning approval by December 18, 2004, then the buyer must make another $250,000 principal payment on the note on that date. This parcel previously totaled 112 acres, the other portions of which were disposed of in years prior to 2002.

**NOTE 3 – NOTE PAYABLE**

Note payable consisted of the following:

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Mortgage note payable, secured by a first mortgage on a real estate investment, interest only at 14% per annum. The mortgage was paid in full on June 18, 2003 | $ - | $ 331,000 |
| | $ - | $ 331,000 |

**NOTE 4 – ACCRUED EXPENSES AND OTHER LIABILITIES**

Accrued expenses and other liabilities consisted of the following:

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Due to related party | $ | $ 78,473 |
| Accrued interest | | 7,208 |
| Software license fees | 31,500 | 13,500 |
| Accrued legal expense | 20,595 | 47,017 |
| Other administrative | 1,773 | 31,430 |
| | $ 53,868 | $ 177,628 |

**NOTE 5 – INCOME TAXES**

The Company has recorded a full valuation allowance against its deferred tax asset due to the uncertainty of realizing the related benefits as follows:

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Deferred tax asset | | |
| Net operating loss carryforwards | 649,000 | 910,000 |
| Less valuation allowance | 649,000 | 910,000 |
| Net deferred tax asset | 0 | 0 |

At December 31, 2003, the Company has net operating loss carryforwards of approximately $1,869,000 available to offset future taxable income expiring between 2004 and 2022. Utilization of net operating losses is subject to limitation should there be a change of control as defined in the Internal Revenue Code.

The change in the valuation allowance was $(261,000) and $(442,197) for the years ended December 31, 2003 and 2002, respectively.

Reconciliation between the federal statutory rate and the effective tax rate for the years ended December 31 2003 and 2002, is as follows:

| | 2003 | 2002 |
|---|---|---|
| Federal statutory tax rate | 34.0% | (34.0%) |
| Valuation allowance | (34.0%) | 34.0% |
| Effective tax rate | - | - |

## NOTE 6 – STOCK OPTION PLANS

The Company previously maintained the 1984 Restricted Stock Award Plan, a non-statutory stock option plan, and the 1984 Stock Option Plan. Each of these prior equity plans has since expired and there currently are no awards outstanding that may have been previously granted under these plans.

The Company currently does not maintain any equity compensation plans and there are no shares of common stock currently authorized for issuance under any equity compensation plans.

## NOTE 7 – RELATED PARTY TRANSACTIONS

CCG Partners, LLC managed all the activities of the Company and provided corporate offices for 2002 and 2003. CCG Partners is jointly owned by Clifton S. Crockatt, President and CEO of US Mutual and Dennis M. Agresta, Senior VP Finance and Treasurer since December 2003.

The company had funds deposited in University Bank, Ann Arbor Michigan totaling $939,026 at December 31, 2003. Stephen Lange Ranzini, the Company's Chairman of the Board, is the Chairman and controlling shareholder of University Bank.

Director Richard J. Guziatek and former Chairman John E. Quinlan, Jr. acted as consultants to the Company for which they were paid consulting fees.

The amounts paid to such persons is detailed in the table below for the years ended:

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Richard J. Guziatek | $ 5,000 | |
| CCG Partners | 182,425 | $145,015 |
| John E. Quinlan, Jr. | 16,810 | 5,000 |
| Totals | $204,235 | $150,015 |

## NOTE 8 – CONTINGENT LIABILITIES/LAWSUIT SETTLEMENTS

There are no legal proceedings in which the Company is currently involved at December 31, 2003.

During the year ended December 31, 2003 the company filed federal and state tax returns for tax years 1990 through 2002. The Company does not expect to incur liability as a result of its late filing of its federal and state income tax returns. The Company has determined that any potential liability is not probable nor can it be reasonably estimated.

## NOTE 9 – SUBSEQUENT EVENTS

***i2 Telecom Investment***

In December 2003, the Company purchased $65,000 of 6% Convertible Senior Notes issued by i2 Telecom International, Inc., a Delaware corporation with headquarters in Boca Raton, Florida. The Senior Notes are convertible into shares of i2 Telecom common stock. As a result of a "reverse merger" with a public shell corporation, i2 Telecom common stock now trades on the OTC Bulletin Board under the symbol "ITUI." i2 Telecom is a telecommunications service provider employing patent pending Voice over Internet Protocol, or "VOIP," technology, with sales in the U.S., Europe, Asia and Central and South America. i2 Telecom (www.i2telecom.com) was founded in February 2002 and launched operations in January 2003. Any information contained on the foregoing website or any other websites referenced in this report are not a part of this report.

***Loop Process Systems, Inc. Investment***

In January 2004, the Company acquired 25% of the outstanding stock of Loop Process Systems, Inc. ("Loop"), a company incorporated in Ontario, Canada. In connection with the stock purchase, the Company pledged $250,000 as a component of project funding for a pre-commercialization demonstration trial of Loop's proprietary technology. The total project costs are estimated at $470,000CDN and the balance of the project funding will be derived from Canadian government technology grants and the project co-sponsor, Dofasco, Inc., the largest steel producer in Canada. The Company will fund its investment in Loop according to the project timetable and budget in 2004. The Company's investment is secured by all of Loop's assets and the anticipated Canadian Federal Research Tax Credits that will follow the completion of the Dofasco demonstration trials. The Company estimates that this security collateralizes approximately 70% of its investment in Loop. Upon successful outcomes from the Dofasco trials, the Company will release all the collateral.

Loop is an environmental technology company that possesses technologies that address the recycling needs of steel producing, primary metals, secondary metals, and minerals industries. Specifically, Loop has developed proprietary briquetting (or binder) technologies that allow the economical re-use of waste by-products in both the ferrous and nonferrous metals processing industries. The initial application, and the focus of the Dofasco trials, concerns a classified hazardous waste by-product of steel mills utilizing electric arc furnace, or "EAF," baghouse dust, which currently costs $150 to $200 per ton to dispose of. The North American Steel industry generates over 900,000 tons of EAF dust each year, with a similar amount generated in the balance of the global steel market. Loop's technology creates re-useable briquettes from the EAF dust that are re-introduced in the steel melt process, thereby reducing waste disposal costs and reclaiming the residual metal content in the dust.

The Company believes that Dofasco (www.dofasco.ca) will enter into a long term contract with Loop to reclaim these and other waste by-products if the 2004 trials are successful. Any information contained on the foregoing website or any other websites referenced in this report are not a part of this report.